Opinion of Counsel


September 24, 1998

Strategist Growth Fund, Inc.
IDS Tower 10
Minneapolis, MN 55440-0010

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of Strategist Growth Fund, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,

/s/ Eileen J. Newhouse

Eileen J. Newhouse
Group Counsel